UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07005683

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mark Ross & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Park Avenue, 18th Floor
(No. and Street)

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradley C. Baker 212-355-5566
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Exemption claimed pursuant to SEC Rule 17a-5(e)(1)(i)

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley C. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mark Ross & Co., Inc., as of ~~December 31,~~, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LISA BROGAN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02FI6006862
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES ~~[illegible]~~, Dec 3, 2010



Signature

Vice President and Director

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARK ROSS & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005
(Unaudited)

CONTENTS

MARK ROSS & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005
(Unaudited)

ASSETS

	2006	2005
Cash	$3,180,693	$ 1,439,683
Accounts receivable	119,326	2,269,010
Due from affiliate	1,171,906	0
Investment (including accumulated and unpaid dividends)	822,034	611,381
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization)	319,308	369,798
Deposits	214,684	253,684
Other assets	484,975	315,000
	$6,312,926	**$5,258,556**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Accounts payable	$ 225,640	$ 259,081
Other liabilities	462,970	750,940
	688,610	1,010,021
Stockholders' equity:		
Common stock - $1 par value, 7500 shares authorized, 100 shares issued	100	100
Additional paid-in capital	469,010	469,010
Retained earnings	5,155,228	3,779,447
Less common stock in treasury at par value	(22)	(22)
Total stockholders' equity	5,624,316	4,248,535
	$6,312,926	**$ 5,258,556**

The accompanying notes are an integral part of these financial statements.

MARK ROSS & CO., INC.

STATEMENTS OF INCOME

DECEMBER 31, 2006 AND 2005
(Unaudited)

	2006	2005
Revenues		
Commissions, net of reversals	$13,742,964	$15,840,119
Service fees and other income	265,133	3,324,359
	14,008,097	19,164,478
Expenses		
Compensation	6,305,607	6,082,544
Consulting agreement fees	0	2,000,000
Rent and utilities	768,935	837,768
Taxes other than on income	303,003	389,676
Office operations	388,106	329,654
Equipment leases	102,752	183,731
Professional services	38,130	40,736
Insurance	250,167	143,746
Licensing and registration	21,996	22,025
Settlements and other	336,045	1,492,894
	8,514,741	11,522,774
Income before taxes	5,493,356	7,641,704
Income taxes	2,150	2,150
Net income	**$ 5,491,206**	**$ 7,639,554**
Net income per share of common stock	**$ 70,400**	**$ 97,943**

The accompanying notes are an integral part of these financial statements.

MARK ROSS & CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

DECEMBER 31, 2006 AND 2005
(Unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Common Stock in Treasury
	Shares	Amount			
Balance at December 31, 2004	100	$ 100	$ 469,010	$1,610,354	$ (22)
Net Income				7,639,554	
Dividends Paid				(5,470,461)	
Balance at December 31, 2005	100	100	469,010	3,779,447	(22)
Net Income				5,491,206	
Dividends Paid				(4,115,425)	
Balance at December 31, 2006	100	$ 100	$ 469,010	$ 5,155,228	$ (22)

The accompanying notes are an integral part of these financial statements.

MARK ROSS & CO., INC.

STATEMENTS OF CASH FLOWS

DECEMBER 31, 2006 AND 2005
(Unaudited)

	2006	2005
Cash flows from operating activities -		
Net income	$ 5,491,206	$ 7,639,554
Changes in assets and liabilities:		
Accounts receivable	2,149,684	(1,399,861)
Due from affiliate	(1,171,906)	79,203
Furniture, equipment and leasehold improvements	50,490	(20,083)
Deposits	39,000	(115,000)
Other assets	(169,975)	(164,980)
Accounts payable	(33,441)	(25,476)
Other liabilities	(287,970)	(686,612)
	6,067,088	5,306,745
Cash flows from investing activities –		
Investments	(210,653)	(79,745)
Cash flows from financing activities -		
Dividends paid	(4,115,425)	(5,470,461)
Net increase (decrease) in cash	1,741,010	(243,461)
Cash at beginning of period	1,439,683	1,683,144
Cash at end of period	**$3,180,693**	**$ 1,439,683**

The accompanying notes are an integral part of these financial statements.

MARK ROSS & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005
(Unaudited)

Note 1 - Summary of Significant Accounting Policies

(a) General

Mark Ross & Co., Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is registered as a broker-dealer in seven states and the District of Columbia for the sale of variable life insurance, variable annuities and mutual fund shares, and is licensed as an agency and producer for life insurance and other financial products in each of these states.

(b) Revenue Recognition

Commission revenue for life insurance policies is recognized as follows: For in-force policies as of the date of receipt of the premium by the insurance carrier from the policy owner. For new policies as of the later of the insurance policy issue date or the date the initial premium is credited to the policy. In some cases, a portion of the commission is reversed if a policy is surrendered; its face amount is reduced during the first two years from the policy issue date, or under certain other circumstances. For financial statement purposes, these amounts are treated as a reduction in commission income in the year of the reversal and, in certain circumstances, a liability is recorded until the amount is returned to the insurance carrier.

(c) Amortization of Leasehold Improvements

Amortization of leasehold improvements is computed using the straight-line method over the remaining lease term.

(d) Taxes

The Company, with the consent of its shareholder, has elected under both the Internal Revenue Code and New York State tax law to be an S corporation. In lieu of corporation income taxes, a shareholder of an S corporation is taxed on its proportionate share of the Company's taxable income. Therefore, no provision for Federal or New York State income taxes has been included in the financial statements. A provision has been made for taxes payable to states in which the Company is required to file tax returns.

MARK ROSS & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005
(Unaudited)

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006 the Company had net capital of $2,492,083 which was $2,446,175 in excess of its required net capital of $45,908. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was 0.28 to 1.

Note 3 - Investment

The Company has an investment in the Class A Membership Interests of R2004, LLC (R2004) which is a company involved in a related insurance business. As a holder of the Class A Membership Interests, the Company is entitled to an annual dividend equal to 15% of the value of the Class A Membership Interests on a cumulative basis. R2004 can redeem its Class A Membership Interests in whole or in part by delivering written notice to the Company of its election to do so specifying the amount of the Class A Membership Interests it has decided to redeem. The Company receives a redemption amount equal to the value of the Class A Membership Interests plus any accumulated and unpaid dividends relating thereto. In 2006, the Company made an additional investment of $109,449. The Company did not make an investment in 2005. At December 31, 2006 and 2005, the accumulated and unpaid dividends are $207,585 and $106,381, respectively. There were no redemptions in 2006 and 2005.

Note 4 - Services Agreement

In August 2004, the Company entered into a Services Agreement with XE-R, LLC (XE-R), a company involved in the businesses of premium finance and life settlements. Under the Services Agreement, the Company received a service fee of $3,000,000 in 2005 for the provision of infrastructure, personnel, recordkeeping and additional services as were reasonably requested by XE-R.

Note 5 - Provision for Taxes

State income or minimum franchise taxes are payable in certain jurisdictions where the Company is qualified to do business and is subject to such taxes at the corporate level.

Note 6 - Net Income Per Share

Net income per share of common stock was computed by dividing the net income by the weighted average number of shares outstanding for the year (2006 and 2005 - 78 shares).

Note 7 - Consulting Agreement

The Company entered into a consulting agreement in 2005 with XE Capital Management, LLC to provide the Company with personnel, administrative services and certain additional services as set forth in the agreement throughout its term. The consulting fee for the year ended December 31, 2005 was $2,000,000.

Note 8 - Due from Affiliate

In 2006, the Company provided infrastructure, personnel, recordkeeping and additional services as were reasonably requested by XE-R. The Company accounts for the value of and charges for such services at the close of the calendar year or as otherwise agreed by the Company and XE-R.

Note 9 - Legal Matters

The Company is currently a party to a number of legal proceedings. Based on currently available information, the Company believes that the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or its results of operation. However, litigation is subject to inherent uncertainties and unfavorable rulings involving monetary damages could occur. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the financial position and results of operations for the period in which the ruling occurs, or in future periods. If the Company believes that a loss arising from these matters is probable and can be reasonably estimated, the Company would record the amount of the loss. As additional information becomes available, any potential liability related to these matters would be assessed and the estimates revised, as necessary.

Supplemental Information

Year Ended December 31, 2006 and 2005
(Unaudited)

MARK ROSS & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006 AND 2005
(Unaudited)

	2006	2005
Total stockholders' equity	$ 5,624,316	$ 4,248,535
Deduct stockholders' equity not allowable for net capital		
Total stockholders' equity for net capital	5,624,316	4,248,535
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities	5,624,316	4,248,535
Deductions and/or charges:		
A. Non-allowable assets	3,132,233	3,818,873
B. Secured demand note deficiency		
C. Commodity futures contracts and spot commodities - proprietary charges		
D. Other deductions and/or charges		
Net capital before haircuts on securities positions	2,492,083	429,662
Haircuts on securities [computed, where applicable, pursuant to Rule 15c3-1(f)]		
A. Contractual securities commitments		
B. Deficit in securities collateralizing secured demand notes		
C. Trading and investment securities		
1. Exempted securities		
2. Debt securities		
3. Options		
4. Other securities		
D. Undue concentrations		
E. Other		
Net Capital	**$ 2,492,083**	**$ 429,662**

MARK ROSS & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006 AND 2005
(Unaudited)

	2006	2005
Aggregate indebtedness:		
Items included in statement of financial condition-		
Accounts payable and other liabilities	$ 688,610	$1,010,021
Items not included in statement of financial condition-		
Market value of securities borrowed for which no equivalent value is paid or credited		
Other unrecorded amounts		
Less adjustment based on special reserve bank accounts		
Total aggregate indebtedness	$ 688,610	$1,010,021
Computation of basic net capital requirement:		
Minimum net capital required	$ 45,908	$ 67,328
Excess net capital	$ 2,446,175	$ 362,334
Excess net capital at 1000%	$ 2,423,222	$ 328,660
Ratio: Aggregate indebtedness to net capital	0.28 to 1	2.35 to 1
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 2,492,083	$ 429,662
Net capital per above (page 8)	$ 2,492,083	$ 429,662

MARK ROSS & CO., INC.

SCHEDULES NOT INCLUDED IN ANNUAL REPORT

DECEMBER 31, 2006 AND 2005
(Unaudited)

The following schedules are not applicable to Mark Ross & Co., Inc.:

1. Statement of Changes in Liabilities Subordinated to Claims of Creditors

   Mark Ross & Co., Inc. has no subordinated liabilities.

2. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

   Mark Ross & Co., Inc. Is exempt from the requirement under Rule 15c3-3.

3. Information relating to the possession or control requirements under Rule 15c3-3

   Mark Ross & Co., Inc. is exempt from the requirement under Rule 15c3-3.

4. A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation

   Mark Ross & Co., Inc. has no subsidiaries.

END